UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files

OTHER RELEVANT INFORMATION

BBVA’s Board of Directors, in its meeting held on 29 April 2026, has approved to modify the composition of some of its committees, which will be composed of the following directors:

Audit Committee:

Chair:

José Miguel Andrés Torrecillas

Members:

Enrique Casanueva Nárdiz

Sonia Dulá

Connie Hedegaard Koksbang

Jorge Montalbo Todolí

Remuneration Committee:

Chair:

Ana Revenga Shanklin

Members:

Sonia Dulá

Ana Peralta Moreno

Carlos Salazar Lomelín

Jan Verplancke

Risk and Compliance Committee:

Chair:

Raúl Galamba de Oliveira

Members:

Jaime Caruana Lacorte

Enrique Casanueva Nárdiz

Ana Peralta Moreno

Ana Revenga Shanklin

The composition of the Executive Committee, the Appointments and Corporate Governance Committee, and the Technology and Cybersecurity Committee does not suffer changes.

Madrid, 30 April 2026

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: April 30, 2026
	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Corporate Secretary and Secretary of the Board of Directors